================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM 11-K

                                   (Mark One)

          [x] Annual Report pursuant to Section 15(d) of the Securities
                                Exchange of 1934


                   For the fiscal year ended December 31, 2006


                                       OR


        [ ] Transition Report pursuant to Section 15(d) of the Securities
                     Exchange Act of 1934 [No Fee Required]


                 For the transition period from ______ to_______


                         Commission File Number 1-11416


             A. Full title of the plan and the address of the plan,
                if different from that of the issuer named below:


                  Consumer Portfolio Services, Inc. 401(k) Plan


            B. Name of issuer of the securities held pursuant to the
             plan and the address of its principal executive office:


                        Consumer Portfolio Services, Inc.
                            16355 Laguna Canyon Road
                                Irvine, CA 92618

================================================================================

                              REQUIRED INFORMATION


I.       Financial Statements.

         Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with the report of independent registered public accounting firm thereon, are filed herewith.


II. Exhibits:

         Consent of Independent Registered Public Accounting Firm is filed herewith as Exhibit 23.1.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                    Consumer Portfolio Services, Inc. 401(k)Plan

Date:  July 9, 2007                  By: /s/ Jeffrey P. Fritz
                                         ---------------------------------------
                                         Jeffrey P. Fritz
                                         Member, Administrative Committee

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2006 and 2005

     (With Report of Independent Registered Public Accounting Firm Thereon)

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                            PAGE

Report of Independent Registered Public Accounting Firm                        2

Statements of Net Assets Available for Benefits - December 31, 2006
and 2005                                                                       3

Statements of Changes in Net Assets Available for Benefits - Years
ended December 31, 2006 and 2005                                               4

Notes to Financial Statements                                                  5

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) -
December 31, 2006                                                             11





All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

             Report of Independent Registered Public Accounting Firm




The Participants and Administrative Committee
Consumer Portfolio Services, Inc. 401(k) Plan:


We have audited the accompanying statements of net assets available for benefits of the Consumer Portfolio Services, Inc. 401(k) Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note (2) to the financial statements, the Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, REPORTING OF FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS HELD BY CERTAIN INVESTMENT COMPANIES SUBJECT TO THE AICPA INVESTMENT COMPANY GUIDE AND DEFINED-CONTRIBUTION HEALTH AND WELFARE AND PENSION PLANS in 2006. Therefore, the presentation of the 2006 and 2005 financial statement amounts include the presentation of fair value with an adjustment to contract value for such investments.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



                                              /s/  HASKELL & WHITE LLP

July 6, 2007

Irvine, California



                                 CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                                Statements of Net Assets Available for Benefits
                                          December 31, 2006 and 2005




                                                                              2006              2005
                                                                           -----------      -----------
Investments, at fair value:
     Interest bearing cash                                                 $   119,460      $    69,024
     Guaranteed interest account                                             2,036,223        2,109,113
     Pooled separate accounts                                                9,401,793        8,154,970
     Consumer Portfolio Services, Inc. common stock                          2,692,224        2,138,791
     Participant loans                                                         501,309          472,126
                                                                           -----------      -----------
                 Net assets available for plan benefits at fair value       14,751,009       12,944,024

                 Adjustments from fair value to contract value for
                    fully benefit-responsive investment                         83,010          158,433

                                                                           -----------      -----------
                 Net assets available for benefits                         $14,834,019      $13,102,457
                                                                           ===========      ===========


See accompanying notes to financial statements

                                                     -3-

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
           Statements of Changes in Net Assets Available for Benefits
                     Years ended December 31, 2006 and 2005



                                                            2006               2005
                                                        ------------       ------------
Additions (reduction) to net assets attributed to:
     Interest                                           $    103,147       $    245,367
     Net appreciation in fair value of investments         1,198,820            780,860
                                                        ------------       ------------
                                                           1,301,967          1,026,227
     Investment expenses                                     (99,422)           (92,127)
                                                        ------------       ------------
                 Net investment increase                   1,202,545            934,100
     Contributions:
        Employees                                          1,305,276          1,153,048
        Employer                                             516,576            427,378
        Employees' individual rollover                        14,545             46,168
                                                        ------------       ------------
                 Total additions                           3,038,942          2,560,694
Deductions from net assets attributed to:
     Benefits paid to participants                         1,307,380          1,352,930
                                                        ------------       ------------
                 Net increase                              1,731,562          1,207,764
Net assets available for benefits:
     Beginning of year                                    13,102,457         11,894,693
                                                        ------------       ------------
     End of year                                        $ 14,834,019       $ 13,102,457
                                                        ============       ============



See accompanying notes to financial statements

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005



(1)    DESCRIPTION OF THE PLAN

       The following description of the Consumer Portfolio Services, Inc. (the Plan Sponsor or CPS) 401(k) Plan (The Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

       (a)    GENERAL

              The Plan was established as a profit sharing plan with a cash or deferred arrangement on January 1, 1994. The Plan was restated as of January 1, 1996 to permit investment in the Plan Sponsor's common stock without regard to Section 407(a) of ERISA. Effective January 1, 2003 the Plan Sponsor adopted the Mass Mutual Life Insurance Company Flexinvest(R) Prototype Non-Standardized 401(k) Profit Sharing Plan.

              The Plan is a defined contribution plan which provides retirement benefits for eligible employees of the Plan Sponsor. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       (b)    ADMINISTRATION OF THE PLAN

              The Plan is administered by the Human Resources Department (the Plan Administrator) of the Plan Sponsor. The Plan Administrator consults with the board of directors and other key management of the Plan Sponsor when managing the operations and the administration of the Plan.

              The Plan is operated under an agreement which requires that Mass Mutual Retirement Savings (Mass Mutual), custodian and recordkeeper, holds and distributes the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator or its designees.

       (c)    CONTRIBUTIONS

              Employees are eligible to participate in the Plan after completing 90 days of service. In accordance with the Plan, participants may contribute up to 50% of their annual compensation. Contributions are subject to certain limitations as defined in the Plan as well as a maximum of $15,000 and $14,000 for the years ended December 31, 2006 and 2005, respectively, under the Internal Revenue Code of 1986. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

              The Plan Sponsor may make a discretionary matching contribution equal to a discretionary percentage of the participant's pretax contributions. Discretionary matching contributions were $516,576 and $427,378 for the years ended December 31, 2006 and 2005, respectively.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contributions, allocations of the Plan Sponsor's matching contributions and investment earnings and charged with an

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2006 and 2005


(1)    DESCRIPTION OF THE PLAN (CONTINUED)


              allocation of expenses and investment losses. Allocations are based on participant earnings or account balances, as defined.

       (e)    VESTING

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions plus actual earnings thereon is based on years of continuous service. A participant vests at the rate of 20% after two years of credited service and 20% each year thereafter until 100% is reached after six years of credited service. Participants are also fully vested at death, retirement, and upon termination for disability.

       (f)    INVESTMENT OPTIONS

              The Plan offers various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.

       (g)    PARTICIPANTS LOANS

              Participants may borrow from their fund accounts. Loan transactions are treated as a transfer to (from) the investment funds. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Loans are limited to the lesser of $50,000, reduced by the highest outstanding loan balance during the preceding 12 months, or 50% of the participant's vested account balance. A loan shall be repaid within five years, unless it is used for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions.

              Participant loans are included in the statements of net assets available for plan benefits at their outstanding balances, which approximate fair value of the notes. The notes are payable through payroll deductions in installments of principal plus interest at rates between 5.00% and 9.75%, with final payments due between January 2007 and June 2018, and are secured by the participants' vested account balances.

       (h)    PAYMENTS OF BENEFITS

              Upon termination of service, a participant may elect to receive either a single lump sum payment in cash equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed the participant's life expectancy. Benefits are recorded when paid.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2006 and 2005


(1)    DESCRIPTION OF THE PLAN (CONTINUED)


       (i)    FORFEITED ACCOUNTS

              Through December 31, 2002 forfeitures were applied to reduce any employer contribution. Effective January 1, 2003, forfeitures attributable to matching contributions will be applied first to reduce expenses related to the administration of the Plan and then to reduce any employer contributions. As of December 31, 2006 and 2005, forfeited accounts totaled $427,507 and $332,718 respectively.

       (j)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)    SIGNIFICANT ACCOUNTING POLICIES


       (a)    BASIS OF ACCOUNTING

              The financial statements of the Plan have been prepared on the accrual basis of accounting.

       (b)    INVESTMENTS

              Publicly traded securities are carried at fair value based on the published market quotations. Shares of pooled separate accounts are valued at the net fair value of the underlying assets at year-end. Participant loans are valued at their outstanding balances, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

              Realized gains and losses on investments are based on the market value of the asset at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year.

              As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP")," investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from a fair value to contract value. The Statement of Changes in Net Assets Available

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2006 and 2005


(2)    SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

              for Benefits is prepared on a contract value basis. This FSP was adopted by the Plan for the year ended December 31, 2006 and applied retrospectively, as required by the FSP.

       (c)    ADMINISTRATIVE EXPENSES

              The Plan and the plan sponsor share in plan expenses. Certain direct investment expenses, such as loan, withdrawal or distribution processing fees are deducted from participants' accounts.

       (d)    USE OF ESTIMATES

              The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Accordingly, actual results may differ from those estimates.

       (e)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options in money market funds, pooled separate accounts, guaranteed interest accounts and the common stock of Consumer Portfolio Services, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of uncertainty related to changes in value of investment securities, it is at least reasonably possible that changes in the various risk factors could materially affect participants' account balances and the amounts reported in the financial statements.

       (f)    CONCENTRATION

              Investments in the common stock of Consumer Portfolio Services, Inc. comprise approximately 19% and 17% of the Plan's investments as of December 31, 2006 and 2005, respectively.

       (g)    RECLASSIFICATIONS

              Certain balances in the 2005 financial statements have been reclassified to conform to the current year presentation. This reclassification had no effect on the change in net assets.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2006 and 2005

(3)    INVESTMENTS

       The following presents the fair value of investments that represent 5% or more of the Plan's net assets:

                                                                                   2006                  2005
                                                                            -------------------   -------------------
Investment:
     MM Guaranteed Interest Account                                         $     2,119,233       $     2,267,546
     MM Indexed Equity                                                            1,548,207             1,319,466
     Main Street (Oppenheimer)                                                    1,154,611               985,765
     MM Aggressive Growth (Sands Cap)                                               799,217               891,038
     SIA - AK                                                                       789,913                    --
     MM Moderate Journey                                                            751,040               655,876
     CPS Common Stock                                                             2,811,684             2,207,815
     Other investments individually less than 5%                                  4,860,114             4,774,951
                                                                            -------------------   -------------------
                                                                            $    14,834,019       $    13,102,457
                                                                            ===================   ===================


       During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by investment type, as follows:

                                                                                   2006                  2005
                                                                            -------------------   -------------------
Investment appreciation:
     Mutual funds                                                           $     1,043,697               477,843
     Common stocks                                                                  155,123               303,017
                                                                            -------------------   -------------------
                                                                            $     1,198,820               780,860
                                                                            ===================   ===================

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated February 7, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and is, therefore, exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes is included in the accompanying financial statements.

                  CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                    Notes to Financial Statements (Continued)
                           December 31, 2006 and 2005


(5)    RELATED-PARTY TRANSACTION

       Certain Plan investments are managed by MassMutual Retirements Services. MassMutual Retirement Services is the custodian of these assets and provides record keeping services to the Plan and, therefore, these transactions qualify as party-in-interest transactions.


(6)    RECONCILIATION BETWEEN FINANCIAL STATEMENTS AND FORM 5500

       The following is a reconciliation of the Plan's investment in guaranteed interest account per the financial statements and the Form 5500:


                                                                    2006            2005
                                                                 ----------      ----------
Investment in guaranteed interest account
per the financial statements                                     $2,036,223      $2,109,113

Adjustment from fair value to contract value
for fully benefit-responsive investment contracts                    83,010         158,433
                                                                 ----------      ----------
Investment in guaranteed interest account per the Form 5500      $2,119,233      $2,267,546
                                                                 ==========      ==========

                                      -10-

                                           CONSUMER PORTFOLIO SERVICES, INC. 401(k) PLAN
                                  Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                                         December 31, 2006
                                                    Plan #001 - EIN# 32-0021607

                   (b)
                   ---
           Identity of issuer,                               (c)
           -------------------                               ---
           borrower, lessor or    Description of investment including maturity date, rate          (d)              (e)
           -------------------    -------------------------------------------------------          ---              ---
(a)           similar party            of interest, collateral, par or maturity value             Cost         Current value
---           -------------            ----------------------------------------------             ----         -------------

 *          MassMutual              Guaranteed Interest Account                                 2,119,233         2,036,223
 *          MassMutual              Holding Account - SIA-AG                                            0                39
 *          MassMutual              SIA-A1                                                        362,410           439,429
 *          MassMutual              SIA-AD                                                        640,748           799,217
 *          MassMutual              SIA-AK                                                        542,518           789,913
 *          MassMutual              SIA-AL                                                        338,817           391,304
 *          MassMutual              SIA-AN                                                        106,972           128,065
 *          MassMutual              SIA-AX                                                      1,102,121         1,548,207
 *          MassMutual              SIA-DA                                                        321,481           377,504
 *          MassMutual              SIA-DC                                                        174,244           207,933
 *          MassMutual              SIA-DE                                                         71,225            78,519
 *          MassMutual              SIA-DM                                                        619,336           751,050
 *          MassMutual              SIA-LB                                                        390,705           498,229
 *          MassMutual              SIA-NM                                                         85,456            97,883
 *          MassMutual              SIA-NS                                                         31,480            32,209
 *          MassMutual              SIA-05                                                        845,608         1,154,611
 *          MassMutual              SIA-09                                                        129,636           150,879
 *          MassMutual              SIA-OD                                                        354,355           505,993
 *          MassMutual              SIA-WR                                                        507,238           733,080
 *          MassMutual              SIA-WT                                                        142,210           175,334
 *          MassMutual              SIA-WY                                                         75,089            82,938
 *          MassMutual              SIA-WZ                                                        297,967           322,973
 *          MassMutual              SIA-Y                                                         132,378           136,484
            Consumer Portfolio
            Services, Inc.          Consumer Portfolio Services, Inc. Common Stock              1,863,138         2,811,684
            Participant Loans       5.00% - 9.75%                                                       0           501,309



----------- ----------------------- ---------------------------------------------------------------------- -----------------
*  Denotes Party-in-Interest

                                                               -11-